

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____



Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

      The Middle River Aircraft Systems Hourly Savings Plan
      GE Aircraft Engines, General Electric Company
      One Neumann Way 501
      Cincinnati, OH   45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      General Electric Company
      3135 Easton Turnpike
      Fairfield, CT 06431




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Hourly Savings Plan

By: _____
Name: Marcia L. Hanson
Title: Plan Administrator

Date: June 27, 2005

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report



KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft Systems
    Hourly Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 24, 2005, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2004 and 2003 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2004 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of The Middle River Aircraft Systems Hourly Savings Plan.



June 24, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
  The Middle River Aircraft Systems Hourly Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Out audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 24, 2005

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004		2003
Assets:			
Investments, at fair value (note 3):			
Cash and cash equivalents	$ 71,625	$	73,340
Mutual funds	2,406,410		1,987,270
Common stock	3,508,182		2,754,603
Pooled investment fund	583,522		564,348
Participant loans	244,118		217,873
Total investments	6,813,857		5,597,434
Receivables:			
Participant contributions	11,775		11,670
Employer contributions	2,063		2,103
Accrued investment income	24,132		265
Total receivables	37,970		14,038
Net assets available for plan benefits	$ 6,851,827	$	5,611,472

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

		2004
Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	720,374
Dividends and interest		91,804
Interest on participant loans		13,515
Total investment income		825,693
Contributions:		
Participants		668,270
Employer		118,580
Total contributions		786,850
Benefits paid to participants		(370,538)
Administrative expenses		(1,650)
Net increase		1,240,355
Net assets available for plan benefits at:		
Beginning of year		5,611,472
End of year	$	6,851,827

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Description of the Plan

The following brief description of The Middle River Aircraft Systems Hourly Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is sponsored by The Middle River Aircraft Systems (the Company), a division of General Electric Aircraft Engines (GEAE), whose ultimate parent is General Electric Company (GE). The Plan became effective on January 1, 1998 and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 26, 2003, the Company approved the transfer of Plan assets to Matrix Capital Bank (Matrix). In connection with the transfer, BISYS Retirement Services (BISYS) assumed record-keeping duties.

Eligibility

Employees covered by collective bargaining agreements are eligible for participation in the Plan after completing six months of service with the Company.

Contributions

Subject to limitations imposed by law, participants are permitted to defer up to 17% of their compensation on a pre-tax or after-tax basis. The Company matches 25% of participant contributions up to 6% of eligible compensation.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in the accordance with certain regulations.

The Internal Revenue Code sets a maximum limit that participants can elect as pretax contributions. The limit was $13,000 per individual for 2004. The maximum limit set for catch-up contributions was $3,000 per eligible participant in 2004.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) The GE Common Stock Fund – This fund primarily invests in General Electric Company (GE) common stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) State Street Stable Value Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(c) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage-and asset-backed instruments, and money-market instruments.

(d) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund invests in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. This fund seeks long-term capital appreciation.

(e) GE Premier Growth Equity Fund – This fund seeks long-term growth of capital and future income rather than current income, which the fund seeks to achieve by investing primarily in growth-oriented equity securities.

(f) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(g) GE Value Equity Fund – This fund seeks long-term growth of capital and future income by investing primarily in equity securities of companies with large-sized market capitalizations.

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options which are distributed annually to participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer matching contributions and earnings thereon. Investment income is reinvested in the same fund in which it is earned.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company contributions and the earnings thereon.

Payment of Benefits

Subject to certain limitations, a participant may withdraw all or a portion of his or her after-tax contributions, including earnings thereon, by applying to the Plan Committee. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. No amounts attributable to matching employer contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of hardship, a participant may elect to withdraw all or a portion of pre-tax contributions, excluding earnings thereon; after-tax contributions; and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans.

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, in annual installments.

(2) *Summary of Significant Accounting Policies*

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at cost, which approximates fair value. This represents the net asset value of shares as reported by the investment manager of the fund. GE Common Stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

6

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3) Investments

The fair values of individual investments as of December 31, 2004 and 2003 are as follows:

		2004			2003
Mutual funds:					
GE Fixed Income Fund	$	808,054	*	$	721,428
SSgA S&P 500 Index Fund		1,413,818	*		1,163,445
GE Premier Growth Equity Fund		83,387			56,991
GE Value Equity Fund		52,492			26,835
GE U.S. Equity Fund		48,659			18,571
Total mutual funds		2,406,410			1,987,270
Pooled investment fund:					
State Street Stable Value Fund		583,522	*		564,348
Common Stock:					
GE Company		3,508,182	*		2,754,603
Short-term investments:					
Cash and cash equivalents		71,625			73,340
Participant loans		244,118			217,873
Total investments	$	6,813,857		$	5,597,434

*Represents 5% or more of Plan's net assets.

During 2004, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$	105,135
Common stock		615,239
Total	$	720,374

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across seven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5)   Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street, who was the custodian of the Plan prior to April 26, 2003. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6)   Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated April 28, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
* Matrix Capital Bank	Short-term investments	71,625	$	71,625
* State Street Stable Value Fund	Pooled investment fund	583,522		583,522
* GE Company	Common stock	95,852		3,508,182
* GE Fixed Income Fund	Mutual fund	65,695		808,054
* SSgA S&P 500 Index Fund	Mutual fund	70,797		1,413,818
* GE Premier Growth Equity Fund	Mutual fund	3,023		83,387
* GE Value Equity Fund	Mutual fund	4,374		52,492
* GE U.S. Equity Fund	Mutual fund	1,718		48,659
* Participant loans	72 loans to participants with interest rates of 5.00% to 10.50%	—		244,118
			$	6,813,857

* Represents a party in interest to the Plan, as defined by ERISA.

See acompanying Report of Independent Registered Public Accounting Firm.